Exhibit 99.1

FOR IMMEDIATE RELEASE

Canaan Inc. Provides May 2025 Bitcoin Production and Mining Operation Updates

SINGAPORE, June 10, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending May 31, 2025.

Management Commentary

“In May 2025, despite the 10% increase in tariffs on our Malaysia-made Bitcoin mining machines due to ongoing U.S. trade uncertainties, we remained focused on executing our strategic priorities with discipline and agility,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “By capitalizing on the favorable momentum in bitcoin prices, we achieved a 25% month-over-month increase in our bitcoin production, reaching a record 109 bitcoins. This performance marks a new monthly high for our mining production and brings our total cryptocurrency holdings to an all-time high of 1,466 bitcoins at month-end.

“Our installed and operational hashrates reached 8.75 EH/s and 7.27 EH/s, respectively, underscoring the continued buildout of our global mining operations. We also achieved a new historical high in installed computing power, while maintaining a competitive all-in power cost. This performance demonstrates our ability to execute on our strategy of efficient and sustainable growth.

“With Bitcoin prices climbing to historic levels, we’re seeing increased global demand for our mining machines. Combined with the strength of our mining operations and our disciplined approach to capital allocation, we remain confident in our business fundamentals and our ability to deliver long-term value to our shareholders.”

May 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	109 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,466 Bitcoins
Month-End Deployed Hashrate (EH/s)	8.75 EH/s
Month-End Operating Hashrate (EH/s)	7.27 EH/s
Month-End Average Revenue Split[2]	64.9%
Average All-in Power Cost During the Month[3]	US$0.046/kWh

May 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	20.1 J/TH	30.8 J/TH	27.4 J/TH
Month-End Installed Power Capacity	76.3 MW	163.4 MW	239.7 MW

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of May 31, 2025)：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	9	7.27 EH/s	8.75 EH/s	0 EH/s	8.75 EH/s
America	4	3.09 EH/s	3.66 EH/s	0 EH/s	3.66 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	4.13 EH/s	4.22 EH/s	0 EH/s	4.22 EH/s
Kazakhstan	1	0 EH/s	0.81 EH/s	0 EH/s	0.81 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.

5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.

7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

Recent Corporate Updates:

Executive Share Purchase

On June 9, 2025, the Company announced that its chief executive officer and its chief financial officer have acquired an aggregate of 817,268 American Depositary Shares ("ADSs") at an average price of US$0.76 per ADS, demonstrating their continued confidence in the Company’s long-term prospects.

US$30 Million Stock Repurchase Program

On May 27, 2025, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$30 million worth of its outstanding (i) American depositary shares ("ADSs"), each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares, over the next six months starting from May 27, 2025.

Termination of Agreement for Additional US$100 Million Preferred Share Financing

On March 10, 2025, Canaan announced a Series A-1 Preferred Shares financing of up to US$200 million with an institutional investor to support the Company’s growth initiatives. The first tranche of US$100 million was successfully received at closing. However, due to unforeseen market conditions, the Company and the investor have mutually agreed to terminate the agreement with respect to the second tranche of US$100 million, effective April 30, 2025.

Recent Operational Update:

Expansion of Self-Mining Operations

Canaan continued to ramp up its mining operations in North America by energizing an additional 0.91 EH/s across its four mining projects in the region in May 2025.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com